Exhibit 99.135

DHX Media signs distribution deals with The Orchard

Distribution of the DHX digital video catalog to span US, Latin America, South Africa, Europe, Australia and New Zealand

Global digital music distribution deal includes more than 2,000 tracks

HALIFAX, April 1, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has signed a multi-year electronic sell-through (EST) agreement with The Orchard, a distributor of music, video and film to online retail digital outlets, which will see The Orchard distribute more than 8,000 episodes of DHX Media's library content along with select newly produced and acquired series in the US, Latin America, South Africa, Europe, Australia and New Zealand, in multiple languages. Under a second agreement, The Orchard will be the worldwide digital distributor of more than 2,000 tracks of children's music from DHX's current library.

The Orchard has global deals with the largest digital movie and television storefronts, reaching more than 200 million paying customers through its retail network, which includes iTunes, Comcast, DirecTV, DISH, Amazon, Google, Microsoft, Sony, M-GO, Vudu, Spotify, Pandora, Google Play and many others.

Josh Scherba, SVP Distribution at DHX Media, said: "With the global proliferation of digital entertainment platforms, it is imperative to team up with selected companies that offer specific expertise. The Orchard is a pioneering distribution business, ideally positioned to help expand the availability of DHX shows and music in the digital space."

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX Media including the timing of the release of licensed content and music and the ability of a licensee to market and sell successfully licensed content and music. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to the satisfaction of the conditions to closing the acquisition, risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-9777230

CO: DHX Media Ltd.

CNW 08:00e 01-APR-15